

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2013

Via E-mail
Mr. Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

> **Re:** **IEH Corporation**
> **Form 10-K for the fiscal year ended March 29, 2013**
> **Filed July 10, 2013**
> **File No. 000-05278**

Dear Mr. Knoth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 29, 2013

Independent Auditor's Report, page 34

1. We note that the report of your independent auditors does not comply with the requirements of PCAOB Auditing Standard No. 1 or Article 2 of Regulation S-X and does not include a reference to the audit being performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please amend your filing to include financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and a report of your independent auditors that complies

with the guidance in PCAOB Auditing Standard No. 1 and Article 2 of Regulation S-X.

2. Please also have your independent auditors revise the first paragraph of their report to reference the exact title included in your financial statements. For example, your independent auditors reference the statements of income in their report on page 34 but the title on page 37 is statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief